Exhibit 3.9

AMENDMENT TO

AMENDED AND RESTATED BYLAWS

OF

EVERGREEN EQUITY, INC.

Article 2 of the Amended and Restated Bylaws of the Company adopted April 30, 2003, is hereby amended and restated to read in its entirety as follows:

“Article 2

Annual Meeting

The annual meeting of the stockholders shall be held on April 15th of each year, or on such other day as shall be fixed by resolution of the Board of Directors, at the principal office of the corporation or such other place as fixed by the Board of Directors, for the purpose of electing directors and transacting such other business as may properly come before the meeting. If the day fixed for the annual meeting is a Saturday, Sunday or a legal holiday at the place of the meeting, the meeting shall be held on the next succeeding business day.”

Date: April 15, 2004

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